December 18, 2014

Pamela Long
Assistant Director
Securities and Exchange Commission
RE: First Fixtures, Inc.
Registration Statement on Form S-1 Amendment no. 3
Filed December 12, 2014
File No. 333-197443

Dear Ms. Long,

In response to your letter dated December 17, 2014, the following information, corresponding sequentially to the paragraphs in your letter, is hereby submitted on behalf of First Fixtures, Inc. (the “Company”). Amendment no. 4 to the Form S-1 is being filed concurrently with this letter.

The Company has made certain changes in the Form S-1 filing in response to the Staff’s comments. For your convenience, we have reproduced below the comments contained in the Staff’s December 17, 2014 letter in italicized text immediately before our response.

Financial Statements, page 28

1.
Please explain why you omitted the audit report on your financial statements for the period ended March 31, 2014 from this amendment. Please amend your filing to provide the audited financial statements required by Rule 3-01of Regulation S-X, with audit report meeting the requirements of Article 2.

Response: The omission was an error. We have amended our filing to include the audit report.

We trust our responses meet with your approval.

Sincerely,

/s/ Colin Povall
Colin Povall
President